September 18, 2009

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4631

Re:	CAI International, Inc.
Form 10-K for the fiscal year ended December 31, 2008

Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009

Definitive Proxy Statement on Schedule 14A filed April 24, 2009

Form 8-K filed June 9, 2009

File No. 1-33388

Dear Mr. O’Brien:

This letter sets forth the responses of CAI International, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to (i) the Company’s Form 10-K for the fiscal year ended December 31, 2008, (ii) Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009, (iii) Definitive Proxy Statement on Schedule 14A filed April 24, 2009 and (iv) Form 8-K filed June 9, 2009, contained in your letter dated September 1, 2009 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Form 10-K for the year ended December 31, 2008

Business, page 4

Comment No. 1:

In future filings, please revise to disclose the financial information about your business segments. See Item 101(b) of Regulation S-K.

Response to Comment No. 1:

Pursuant to Item 101(b) of Regulation S-K, the Company disclosed financial information about its business segments by cross referencing the financial statements in Note 16 to the Company’s consolidated financial statements. Item 1, fourth paragraph under “Our Company” in the “Business” section, includes a reference to Note 16.

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Mr. Terence O’Brien

Securities and Exchange Commission

September 18, 2009            Page 2

Comment No. 2:

In future filings, please revise to disclose the financial information about geographic areas as required under Item 101(d) of Regulation S-K.

Response to Comment No. 2:

The Company respectfully submits that the disclosure required under Item 101(d) of Regulation S-K is included within Note 16 to the Company’s consolidated financial statements. In future filings the Company will revise its disclosure to include a cross-reference to the financial statements as permitted under Item 101(d)(2).

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Risk Factors, page 15

“A reduction in the willingness of container investors . . . ., page 18

Comment No. 3:

In future filings, please revise to include a cross-reference to your disclosure in the first risk factor disclosed on page 21.

Response to Comment No. 3:

The Company will include such cross-reference in future filings.

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Management’s Discussion and Analysis of Financial Condition .. . . . , page 38

Comment No. 4:

We note your risk factor on page 18 where you disclosed that as of December 31, 2008, the Company was not meeting certain performance requirements contained under some of the management agreements with container investors but that no container investor has notified the Company of its decision to terminate its management agreement and management does not expect any container investor to terminate its agreement. Please tell us and revise MD&A in future filings to disclose the nature of the performance requirements not being met, why the Company did not meet such requirements, for how long the Company did not meet the requirements, whether the Company is currently meeting the requirements on all such agreements, why management does not expect any container investor to terminate their agreements, the percentage of revenues attributable to the related container investors who experienced this nonperformance, and the potential impact to the financial statements if such agreements were in fact terminated

Mr. Terence O’Brien

Securities and Exchange Commission

September 18, 2009            Page 3

Response to Comment No. 4:

The container management agreements between the Company and container funds customarily include a requirement that the container leases managed by the Company under the agreement generate sufficient cash to provide the owners of the managed containers with a minimum level of return on the capital invested in the managed containers. The specific minimum level of return, its method of calculation and the applicable measurement period vary across the Company’s container management agreements. Such performance criterion is not a guarantee of return but provides the investor with a termination right under the agreement. To date the Company has complied with its reporting obligations under the container management agreements. During the quarter ended September 30, 2008, the Company did not meet this performance criterion in several of its container management contracts as a result of a customer defaulting on the lease payments for containers owned by these funds. The Company has experienced nonperformance of this criterion under several of its container management agreement in each quarter since September 30, 2008 due to the reduced income resulting from the decline in world trade and global recession and its impact on equipment utilization.

The Company believes that these instances of non-performance since the quarter ended September 30, 2008 are due principally to general economic conditions and not specifically to the company’s capabilities as an equipment manager. As a result of these global economic impacts on the container leasing industry, the expense of changing equipment managers and the company’s prior experience with container investors, the company does not expect container funds to terminate their container management agreements with the Company. Total revenue for the three months ended June 30, 2009 period would have been approximately 4.9% lower if the contracts where the company is in breach of the performance requirements been terminated at the beginning the three month period ended June 30, 2009.

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Key Financial Metrics, page 40

Comment No. 5:

In future filings, please disclose in quantitative terms the extent of the decline in your utilization rate since the third quarter of 2008.

Response to Comment No. 5:

The Company will include such disclosure in future filings.

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Mr. Terence O’Brien

Securities and Exchange Commission

September 18, 2009            Page 4

Contractual Obligations and Commercial Commitments, page 53

Comment No. 6:

In future filings, please revise the table to disclose any contractual obligations and commercial commitments due within less than one year. See Item 303(a)(5) of Regulation S-K.

Response to Comment No. 6:

The Company notes that information under the column heading “1 year” represents contractual obligations and commercial commitments due within less than one year. The Company will clarify this disclosure in future filings.

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Item 9A. Controls and Procedures, page 62

Comment No. 7:

We note the statement that your CEO and CFO concluded that your disclosure controls and procedures were effective: Your disclosure does not provide the appropriate definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e). Please revise future filings accordingly and confirm to us supplementally that your disclosure controls and procedures are effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please be advised to state the entire definition if you continue to include the definition of disclosure controls and procedures in your conclusion in your annual and periodic reports.

Response to Comment No. 7:

On behalf of the Company we hereby supplementally confirm that the Company’s disclosure controls and procedures are effective with respect to controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are accumulated and communicated to the Company’s management, including the Company’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company will revise future filing as requested.

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Mr. Terence O’Brien

Securities and Exchange Commission

September 18, 2009            Page 5

(2) Summary of Significant Accounting Policies, page F-7

Comment No. 8:

Please tell us the financial statement impact from SFAS 160 implementation regarding your partially owned subsidiaries including CAIJ Ltd.

Response to Comment No. 8:

The Company adopted FAS 160 on January 1, 2009. The financial statement impact from SFAS 160 implementation regarding our partially-owned subsidiary, CAIJ Ltd., was immaterial to the Company’s consolidated statement of operations for the periods ended June 30, 2009 and to the company’s consolidated balance sheet as of June 30, 2009. The minority equity interest in CAIJ Ltd. in the consolidated statement of operations for 2008 was less than 0.02% of the net loss for the year and less than 0.1% of the company’s total stockholder’s equity as of December 31, 2008. There has been no change in the significance of CAIJ Ltd to the Company’s consolidated financial statements in 2009 and we do not expect an increase in the significance of CAIJ Ltd to the Company’s consolidated financial statements in the future.

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Definitive Proxy Statement on Schedule 14A filed April 24, 2009

Compensation Discussion & Analysis, page 17

How We Set Compensation, pages 17-18

Comment No. 9:

We note your disclosure in the table on page 18 of cash compensation as a percentage of total compensation. In future filings, please discuss your policies with regard to the allocation between cash and non-cash compensation. See Item 402(b)(2)(ii) of Regulation S-K.

Response to Comment No. 9:

The Company will include a discussion of such policies in future filings.

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Cash Bonuses, page 18

Comment No. 10:

In future filings, please expand your discussion of the factors you consider in determining the discretionary cash bonuses. For example, please specifically state which financial metrics upon which you rely to gauge overall performance of the company and identify how you evaluate each executive’s job performance. Please also identify the “qualitative factors” you use to determine the amount of Ms. Cutino’s cash bonus. See Item 402(b)(l)(v) of Regulation S-K.

Response to Comment No. 10:

The Company will include such disclosure in future filings.

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Mr. Terence O’Brien

Securities and Exchange Commission

September 18, 2009            Page 6

Comment No. 11:

We note your disclosure on page 26 in footnote 2 to the table presenting the potential payments upon a termination or change of control. In future filings, please disclose the earnings goals requirements you consider in determining Mr. Garcia’s bonus amount.

Response to Comment No. 11:

The Company will include additional disclosure in future filings regarding the factors considered by the Compensation Committee in determining Mr. Garcia’s bonus. The Company supplementally notes that Mr. Garcia’s employment agreement does not specify any particular earnings goal criteria with respect to his bonus. Accordingly, the Compensation Committee determines Mr. Garcia’s bonuses retrospectively, considering a number of quantitative and qualitative factors, including the Company’s financial performance for the most recently completed fiscal year.

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Comment No. 12:

In future filings, please disclose the definition of “pretax profit” in your discussion of Mr. Nishibori’s cash bonus. Please explain why the Compensation Committee determined to award Mr. Nishibori the discretionary cash bonus in an amount equal to the amount he would have received had the company met the pretax profit performance goal. See Item 402(b)(2)(ix) of Regulation S-K.

Response to Comment No. 12:

As noted in the Company’s discussion of the cash bonus paid to Mr. Nishibori on page 18 of the Definitive Proxy Statement, the Compensation Committee awarded Mr. Nishibori a cash bonus that effectively reflected the Company’s overall performance. In 2008 the Company recognized a significant goodwill impairment charge that the led to the Company recognizing a loss for 2008. The Compensation Committee determined that in light of the goodwill impairment charge, the Company’s pretax profit (or loss) did not appropriately reflect the Company’s overall performance for 2008. Accordingly, the Compensation Committee determined to provide Mr. Nishibori the same bonus he would have received if the goodwill impairment charge had been excluded from the calculation of the Company’s pretax profit for 2008. In future filings the Company will disclose the definition of “pretax profit.”

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Mr. Terence O’Brien

Securities and Exchange Commission

September 18, 2009            Page 7

Comment No. 13:

We note that Mr. Nishibori may receive a bonus of between 10.0% and 100.0% of his base salary, depending on your pretax profit for the year. We also note your disclosure on page 22 in which you state that he is entitled to receive a cash bonus if you achieve certain percentages of your budgeted pretax profit in a specific fiscal year. In future filings, please discuss in quantitative terms the budgeted tax pretax profit target that you use to establish the cash bonus awards. Refer to Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response to Comment No. 13:

The Company respectfully submits that the disclosure of the Company’s budgeted pretax profit targets would cause the Company substantial competitive harm. The Company operates in the highly competitive container leasing market where a company’s level of profitability is highly dependant upon the company’s lease rates, utilization and, in the case of the Company, sales of containers to container portfolio investors. The Company believes that by disclosing its budgeted pretax profit, it would permit competitors to make informed judgments about the Company’s lease rates, which could give these competitors a significant competitive advantage over the Company in attracting and retaining customers. Accordingly, the Company respectfully requests that the Staff concur that the Company may omit such disclosure as permitted under Instruction 4 to Item 402(b) of Regulation S-K.

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Long-Term Equity-Based Compensation, page 19

Comment No. 14:

In future filings, please disclose your policies for allocating compensation between stock option and restricted stock awards.

Response to Comment No. 14:

The Company will include such disclosure in future filings.

2008 Outstanding Equity Awards at Fiscal Year-End Table, page 22

Comment No. 15:

In light of the disclosure contained in footnotes 1 and 2 to the table, please explain why you have not included the disclosure required by Item 402 of Regulation S-K.

Response to Comment No. 15:

The Company respectfully submits that the information required by Item 402 of Regulation S-K is provided in the 2008 Outstanding Equity Awards at Fiscal Year-End Table. The table omits the columns which reference unearned options and other awards under equity incentive plans. However, because an executive officer’s options and stock awards only become exercisable or vested, respectively, when the executive officer earns them (i.e., by remaining employed during the requisite vesting period), the

Mr. Terence O’Brien

Securities and Exchange Commission

September 18, 2009            Page 8

information in the table with respect to unexercisable options and unvested stock awards effectively provides the same information that would be disclosed in the omitted columns. The Company believes the inclusion of such additional columns would be duplicative and potentially confusing for investors as it would suggest that the executive officers were holding greater numbers of unexercisable options and unvested stock awards than they actually do hold.

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Related Person Transactions, page 38

Comment No. 16:

In future filings, please disclose all information required under Item 404(b) of Regulation S-K.

Response to Comment No. 16:

The Company supplementally notes that the Company did not have any disclosable related party transactions. The Company will include disclosure to such effect in future filings.

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Section 16(A) Beneficial Ownership Reporting Compliance, page 38

Comment No. 17:

In future filings, please state that your belief that the Section 16(a) reports were timely filed is based solely upon a review of Forms 3 and 4 (and amendments thereto) furnished during the most recent fiscal year. See Item 405 of Regulation S-K.

Response to Comment No. 17:

The Company will include such statement in future filings.

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Quarterly Report on Form 10-Q filed May 8, 2009

Exhibit 31

Comment No. 18:

We note that the introductory language in paragraph four does not state that management is responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please file an amendment to the Form 10-Q consisting of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

Response to Comment No. 18:

The Company is filing the requested amendment contemporaneously with this response.

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Mr. Terence O’Brien

Securities and Exchange Commission

September 18, 2009            Page 9

Form 8-K filed June 9, 2009

Comment No. 19:

Item 5.02 contains disclosure regarding your entry into a compensation agreement with Mr. Ogawa. Please explain why you have not filed the compensation agreement.

Response to Comment No. 19:

The Company respectfully submits that filing of Mr. Ogawa’s compensation agreement was not required to be filed in connection with the Form 8-K filed June 9, 2009. The Company believes that the requirements of Form 8-K only require that the Company provide a summary of the terms of the Mr. Ogawa’s agreement. The Company is filing Mr. Ogawa’s agreement with the amendment to its Quarterly Report on Form 10-Q filed August 7, 2009 requested in the Staff’s Comment No. 20 below.

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Quarterly Report on Form 10-Q filed August 7, 2009

Exhibit 31

Comment No. 20:

We note that the introductory language in paragraph four does not state that management is responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please file an amendment to the Form 10-Q consisting of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

Response to Comment No. 20:

The Company is filing such an amendment to its Quarterly Report on Form 10-Q filed August 7, 2009 contemporaneously with this response.

As requested, on behalf of the Company we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) the comments of the Staff and disclosures by the Company in its filings with the Commission in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien

Securities and Exchange Commission

September 18, 2009            Page 10

If you have any further comments or questions regarding this letter, please contact me at (650) 838-4393.

Very truly yours,

/s/ Bruce M. McNamara
Bruce M. McNamara

cc:	Jenn Do, Securities and Exchange Commission

Al Pavot, Securities and Exchange Commission

Chambre Malone, Securities and Exchange Commission

Jay Ingram, Securities and Exchange Commission

CAI International, Inc.